Exhibit 99.1

            3rd Quarter 2011 • Earnings News Release • Three and nine months ended July 31, 2011

TD Bank Group Reports Third Quarter 2011 Results

This quarterly earnings release should be read in conjunction with our unaudited Third Quarter 2011 Report to Shareholders for the nine months ended July 31, 2011, which is available on our website at http://www.td.com/investor/. This analysis is dated September 1, 2011. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s annual or interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter a year ago:
•	Reported diluted earnings per share were $1.58, compared with $1.29.
•	Adjusted diluted earnings per share were $1.72, compared with $1.43.
•	Reported net income was $1,450 million, compared with $1,177 million.
•	Adjusted net income was $1,578 million, compared with $1,304 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2011, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $4.72, compared with $4.03.
•	Adjusted diluted earnings per share were $5.05, compared with $4.40.
•	Reported net income was $4,323 million, compared with $3,650 million.
•	Adjusted net income was $4,617 million, compared with $3,968 million.

Adjusted results are non-GAAP measures. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The third quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $102 million after tax (11 cents per share), compared with $117 million after tax (12 cents per share) in the third quarter last year.
•
A gain of $3 million after tax, due to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, compared with a loss of $14 million after tax (2 cents per share) in the third quarter last year.

•
Integration and restructuring charges of $28 million after tax (3 cents per share), relating to the U.S. Personal and Commercial Banking acquisitions, compared with $5 million after tax (1 cent per share) in the third quarter last year.

•
A gain of $5 million after tax (1 cent per share), due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a gain of $9 million after tax (1 cent per share) in the third quarter last year.

•	Integration charges of $6 million after tax (1 cent per share), relating to the Chrysler Financial acquisition.

TORONTO, September 1, 2011 - TD Bank Group (TD or the Bank) today announced its financial results for the third quarter ended July 31, 2011. Overall results for the quarter reflected very strong retail earnings performance, as well as a challenging environment for Wholesale Banking.
“This was a great quarter for TD, with truly impressive performance from our retail businesses on both sides of the border, setting another record for total adjusted retail earnings,” said Ed Clark, Group President and Chief Executive Officer, TD. “We’re also pleased to announce a dividend increase of 2 cents per common share, marking the second time we’ve raised dividends this year. The board’s decision to raise the dividend shows confidence in the strength of TD’s customer-focused business model and our continuing ability to deliver long-term, profitable growth.”

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted earnings of $954 million for the quarter, up 13% from the third quarter last year. TD Canada Trust (TDCT) reported solid volume growth in business deposits, business lending, real estate secured lending, and indirect lending, as well as lower PCL. During the quarter, TDCT was ranked highest in Canadian banking customer satisfaction for the sixth consecutive year by J.D. Power and Associates.
Subsequent to the end of the quarter, TD and Bank of America Corporation announced a definitive agreement under which TD will purchase MBNA Canada's credit card portfolio, as well as certain other assets and liabilities. Subject to regulatory approvals and the satisfaction of customary closing conditions, the transaction is expected to close in the first quarter of fiscal 2012.
“This was another record quarter for Canadian Personal and Commercial Banking, thanks to a strong performance from our business bank and our insurance business, as well as resilience in real estate secured lending, lower levels of loan losses and a continued focus on expense management. Margins also remained relatively stable, despite ongoing price competition,” said Tim Hockey, Group Head, Canadian Banking and Auto Finance, TD. “We expect to see a strong finish to the year, with growth in insurance and commercial banking partially offset by a slowdown in personal lending. We continue to make strategic investments for the future, and we’re also excited about our agreement to acquire MBNA Canada’s credit card business, which will allow us to offer both Visa and MasterCard to our customers and will position us as one of Canada’s top credit card issuers.”

Wealth Management
Global Wealth net income, which excludes TD’s reported investment in TD Ameritrade, was $147 million in the quarter, up 26% from the same period last year, largely driven by fee-based revenue from higher client assets, as well as increased net interest margin. TD Ameritrade contributed $48 million in earnings to the segment, down 23% from the third quarter last year.
“This was a good quarter for our business, with healthy trading volumes and good year-over-year asset growth,” said Mike Pedersen, Group Head, Wealth Management, Insurance and Corporate Shared Services, TD. “While the volatile swings we’ve seen recently in the equity markets make it difficult to predict short-term performance, we’re confident we are on track to deliver a very strong year.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$328 million in reported net income for the quarter, up 21% from the same period last year. On an adjusted basis, the segment earned US$357 million, up 29% from the third quarter of last year. Revenue in U.S. dollar terms grew 30% from the same period last year, primarily driven by strong organic volume growth, and acquisitions.
“The third quarter marked a record performance for TD Bank, America’s Most Convenient Bank, thanks to strong growth in deposit volumes as well as in residential mortgages and commercial lending. Our acquisitions are performing well and, thanks to our strong commitment to customers, we’ve been well received in the new markets we have entered since last year,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking, TD. “We hope to see our momentum continue for the balance of 2011, although we are cautious about broader confidence in the U.S. economic recovery and we continue to face a challenging regulatory environment.”

Wholesale Banking
Wholesale Banking reported net income of $108 million, down 40% from the same period last year. The results reflected lower revenue in fixed income and currency trading, partially offset by improved investment banking fees and securities gains.
   “This was a difficult quarter. Markets came under heavy pressure from the European and U.S. debt crises, as well as weaker than expected U.S. economic data, all of which had a significant impact on our fixed income trading businesses,” said Bob Dorrance, Group Head, Wholesale Banking, TD. “We expect markets to remain challenging, but will continue to drive our client-focused strategy and leverage the strength of our franchise businesses to mitigate any downturn in our capital markets businesses.”

Corporate
The Corporate segment, which includes the Bank’s other activities, recorded a net loss of $124 million on a reported basis, compared with $304 million in the same period last year, and a net loss of $24 million on an adjusted basis, compared with $182 million in the same period last year. The lower loss was primarily due to the change in allocation methodology implemented in the current fiscal year and more favourable results from hedging and other treasury-related activities.

Capital
TD’s Tier 1 capital ratio was 12.9% in the quarter, up from 12.7% last quarter. Capital quality remained very high, with tangible common equity comprising more than 80% of Tier 1 capital. TD expects to be comfortably above the 7% Basel III requirement on a fully phased-in basis by the second quarter of fiscal 2012.

Conclusion
“These are excellent results and we remain confident TD is on target to deliver its best year on record,” Clark said. “With that said, we’re cautious about our outlook for 2012 and expect that it will still be some time before the economy strengthens. We remain focused on managing the pace at which our expenses are growing, but we will also continue to make smart investments to strengthen TD for the future. Despite the uncertain environment, we believe we have the right strategy and earnings mix to continue to deliver strong results and ensure TD is well positioned for ongoing growth.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 3

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this earnings news release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this earnings news release in the “Business Outlook” section for each business segment and in other statements regarding the Bank’s objectives and priorities for 2011 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the Management’s Discussion and Analysis (“MD&A”) in the Bank’s 2010 Annual Report. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2010” in the “How We Performed” section of the 2010 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; and the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2010 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this earnings news release are set out in the Bank’s 2010 Annual Report under the headings “Economic Summary and Outlook”, as updated in the Third Quarter 2011 Report to Shareholders; for each business segment, “Business Outlook and Focus for 2011”, as updated in this earnings news release under the headings “Business Outlook”; and for the Corporate segment in this earnings news release under the heading “Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s investors and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 4

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Results of operations
Total revenue	$5,347	$5,122	$4,744	$15,929	$14,548
Provision for credit losses	374	343	339	1,131	1,221
Non-interest expenses	3,207	3,201	2,966	9,601	8,900
Net income - reported	1,450	1,332	1,177	4,323	3,650
Net income - adjusted1	1,578	1,451	1,304	4,617	3,968
Economic profit2	533	466	208	1,551	771
Return on common equity - reported	14.4%	14.0%	12.2%	14.6%	13.1%
Return on invested capital2	13.8%	13.4%	12.0%	13.8%	12.5%
Financial position
Total assets	$664,812	$629,867	$603,467	$664,812	$603,467
Total risk-weighted assets	207,805	202,669	189,190	207,805	189,190
Total shareholders’ equity	43,275	41,330	41,336	43,275	41,336
Financial ratios
Efficiency ratio - reported	60.0%	62.5%	62.5%	60.3%	61.2%
Efficiency ratio - adjusted1	56.5	59.4	58.8	57.4	57.6
Tier 1 capital to risk-weighted assets	12.9	12.7	12.5	12.9	12.5
Provision for credit losses as a % of net average loans	0.51	0.50	0.51	0.54	0.63
Common share information - reported (Dollars)
Earnings per share
Basic	$1.59	$1.46	$1.30	$4.75	$4.05
Diluted	1.58	1.46	1.29	4.72	4.03
Dividends per share	0.66	0.66	0.61	1.93	1.83
Book value per share	44.87	42.81	43.41	44.87	43.41
Closing share price	76.49	81.92	73.16	76.49	73.16
Shares outstanding (millions)
Average basic	886.6	883.1	870.2	883.0	864.4
Average diluted	891.2	888.3	875.1	887.7	869.6
End of period	888.8	886.1	874.1	888.8	874.1
Market capitalization (billions of Canadian dollars)	$68.0	$72.6	$63.9	$68.0	$63.9
Dividend yield	3.1%	3.1%	3.4%	3.2%	3.5%
Dividend payout ratio	41.6%	45.1%	47.2%	40.7%	45.2%
Price to earnings ratio	13.2	14.9	14.2	13.2	14.2
Common share information - adjusted (Dollars)1
Earnings per share
Basic	$1.73	$1.60	$1.44	$5.08	$4.42
Diluted	1.72	1.59	1.43	5.05	4.40
Dividend payout ratio	38.1%	41.3%	42.4%	38.0%	41.4%
Price to earnings ratio	11.9	13.3	12.5	11.9	12.5
1	Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
2	Economic profit and return on invested capital are non-GAAP financial measures. Refer to the “Economic Profit and Return on Invested Capital” section for an explanation.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 5

HOW WE PERFORMED

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS - REPORTED
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Net interest income	$3,303	$3,079	$2,921	$9,547	$8,560
Non-interest income	2,044	2,043	1,823	6,382	5,988
Total revenue	5,347	5,122	4,744	15,929	14,548
Provision for credit losses	374	343	339	1,131	1,221
Non-interest expenses	3,207	3,201	2,966	9,601	8,900
Income before income taxes, non-controlling interests in
subsidiaries, and equity in net income of an associated company	1,766	1,578	1,439	5,197	4,427
Provision for income taxes	348	287	310	978	888
Non-controlling interests in subsidiaries, net of income taxes	27	25	26	78	79
Equity in net income of an associated company, net of income taxes	59	66	74	182	190
Net income - reported	1,450	1,332	1,177	4,323	3,650
Preferred dividends	43	40	49	132	146
Net income available to common shareholders - reported	$1,407	$1,292	$1,128	$4,191	$3,504

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 6

TABLE 3: NON-GAAP FINANCIAL MEASURES - RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Operating results - adjusted
Net interest income	$3,303	$3,079	$2,921	$9,547	$8,560
Non-interest income1	2,033	2,034	1,861	6,269	5,971
Total revenue	5,336	5,113	4,782	15,816	14,531
Provision for credit losses2	374	343	339	1,131	1,281
Non-interest expenses3	3,014	3,036	2,811	9,078	8,376
Income before income taxes, non-controlling interests in subsidiaries,
and equity in net income of an associated company	1,948	1,734	1,632	5,607	4,874
Provision for income taxes4	415	340	392	1,140	1,072
Non-controlling interests in subsidiaries, net of income taxes	27	25	26	78	79
Equity in net income of an associated company, net of income taxes5	72	82	90	228	245
Net income - adjusted	1,578	1,451	1,304	4,617	3,968
Preferred dividends	43	40	49	132	146
Net income available to common shareholders - adjusted	1,535	1,411	1,255	4,485	3,822
Adjustments for items of note, net of income taxes
Amortization of intangibles6	(102)	(108)	(117)	(322)	(352)
Increase (decrease) in fair value of derivatives hedging the reclassified
available-for-sale debt securities portfolio7	3	6	(14)	90	13
Integration and restructuring charges related to U.S. Personal and
Commercial Banking acquisitions8	(28)	(16)	(5)	(57)	(51)
Increase (decrease) in fair value of credit default swaps hedging
the corporate loan book, net of provision for credit losses9	5	2	9	4	-
Recovery of income taxes due to changes in statutory income tax rates10	-	-	-	-	11
Release of insurance claims11	-	-	-	-	17
General allowance release (increase) in Canadian Personal and
Commercial Banking and Wholesale Banking12	-	-	-	-	44
Integration charges related to Chrysler Financial acquisition13	(6)	(3)	-	(9)	-
Total adjustments for items of note	(128)	(119)	(127)	(294)	(318)
Net income available to common shareholders - reported	$1,407	$1,292	$1,128	$4,191	$3,504
1
Adjusted non-interest income excludes the following items of note: third quarter 2011- $7 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 9; $1 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 7; second quarter 2011 - $3 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book; $9 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio; first quarter 2011 - $6 million loss due to change in fair value of CDS hedging the corporate loan book; $99 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; third quarter 2010 - $15 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book; $53 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio; second quarter 2010 - $5 million loss due to change in fair value of CDS hedging the corporate loan book; $34 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2010 - $11 million loss due to change in fair value of CDS hedging the corporate loan book; $12 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; $25 million recovery of insurance claims, as explained in footnote 11.

2
Adjusted provision for credit losses (PCL) excludes the following items of note: second quarter 2010 - $60 million release in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking.

3
Adjusted non-interest expenses exclude the following items of note: third quarter 2011- $135 million amortization of intangibles as explained in footnote 6; $46 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 8; $9 million of integration charges related to the Chrysler Financial acquisition, as explained in footnote 13; second quarter 2011 - $138 million amortization of intangibles; $26 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; $4 million of integration charges related to the Chrysler Financial acquisition; first quarter 2011 - $144 million amortization of intangibles; $21 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; third quarter 2010 - $147 million amortization of intangibles; $8 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; second quarter 2010 - $149 million amortization of intangibles; first quarter 2010 - $149 million amortization of intangibles; $71 million of integration and restructuring charges related to U.S. Personal and Commercial Banking acquisitions.

4
For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of this document.

5
Adjusted equity in net income of an associated company excludes the following items of note: third quarter 2011 - $13 million amortization of intangibles, as explained in footnote 6; second quarter 2011 - $16 million amortization of intangibles; first quarter 2011 - $17 million amortization of intangibles; third quarter 2010 - $16 million amortization of intangibles; second quarter 2010 - $22 million amortization of intangibles; first quarter 2010 - $17 million amortization of intangibles.

6
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, and the amortization of intangibles included in equity in net income of TD Ameritrade. Effective first quarter 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only include amortization of intangibles acquired as a result of business combinations.

7
Effective August 1, 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the securities portfolio, which includes the reclassified debt securities, results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

8
As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives undertaken, the Bank may incur integration and restructuring charges. Restructuring charges consist of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Integration charges consist of costs related to employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Effective second quarter of 2010, U.S. Personal and Commercial Banking elected not to include any further Commerce-related integration and restructuring charges in this item of note as the efforts in these areas wind down and in light of the fact that the integration and restructuring is substantially complete. For the three months ended July 31, 2011, the integration charges were driven by the South Financial acquisition. For the nine months ended July 31, 2011, the integration charges were driven by the FDIC-assisted and South Financial acquisitions. No restructuring charges were recorded for the three and nine months ended July 31, 2011.

9
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

10	This represents the impact of scheduled changes in the income tax statutory rates on net future income tax balances.
11
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As a result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta.

12
Effective November 1, 2009, TD Financing Services aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included.

13
The Bank incurred integration charges as a result of the Chrysler Financial acquisition in Canada and the U.S. and related integration initiatives undertaken. Integration charges include costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. While integration charges related to this acquisition were incurred for both Canada and the U.S., the majority of the charges are expected to relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 7

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1
(Canadian dollars)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Basic earnings per share − reported	$1.59	$1.46	$1.30	$4.75	$4.05
Adjustments for items of note2	0.14	0.14	0.14	0.33	0.37
Basic earnings per share − adjusted	$1.73	$1.60	$1.44	$5.08	$4.42

Diluted earnings per share − reported	$1.58	$1.46	$1.29	$4.72	$4.03
Adjustments for items of note2	0.14	0.13	0.14	0.33	0.37
Diluted earnings per share − adjusted	$1.72	$1.59	$1.43	$5.05	$4.40
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported net income” table in the “How We Performed” section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES - RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES1
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Provision for income taxes - reported	$348	$287	$310	$978	$888
Adjustments for items of note: Recovery of
(provision for) income taxes2
Amortization of intangibles	46	46	46	141	148
Fair value of derivatives hedging the reclassified
available-for-sale debt securities portfolio	2	(3)	39	(19)	20
Integration and restructuring charges relating to U.S. Personal
and Commercial Banking acquisitions	18	10	3	36	28
Fair value of credit default swaps hedging the corporate loan
book, net of provision for credit losses	(2)	(1)	(6)	-	1
Income taxes due to changes in statutory income
tax rates	-	-	-	-	11
Insurance claims	-	-	-	-	(8)
General allowance in Canadian Personal and Commercial
Banking and Wholesale Banking	-	-	-	-	(16)
Integration charges relating to Chrysler Financial acquisition	3	1	-	4	-
Total adjustments for items of note	67	53	82	162	184
Provision for income taxes - adjusted	$415	$340	$392	$1,140	$1,072
Effective income tax rate - adjusted3	21.3%	19.6%	24.0%	20.3%	22.0%
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for invested capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 8

TABLE 6: ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Average common equity	$38,809	$37,773	$36,564	$38,310	$35,898
Average cumulative goodwill and intangible assets amortized, net of
income taxes	5,374	5,283	4,994	5,282	4,893
Average invested capital	$44,183	$43,056	$41,558	$43,592	$40,791
Rate charged for invested capital	9.0%	9.0%	10.0%	9.0%	10.0%
Charge for average invested capital	$1,002	$945	$1,047	$2,934	$3,051
Net income available to common shareholders - reported	$1,407	$1,292	$1,128	$4,191	$3,504
Items of note impacting income, net of income taxes1	128	119	127	294	318
Net income available to common shareholders - adjusted	$1,535	$1,411	$1,255	$4,485	$3,822
Economic profit	$533	$466	$208	$1,551	$771
Return on invested capital	13.8%	13.4%	12.0%	13.8%	12.5%
1 For explanations of items of note, see the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 9

Significant Events in 2011

Acquisition of MBNA Canada’s credit card business
On August 15, 2011, the Bank announced a definitive agreement under which the Bank will purchase the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities. The Bank will pay a premium of approximately $100 million on an expected $8.5 billion of credit card receivables at closing.
   This transaction is expected to close in the first quarter of fiscal 2012, subject to regulatory approvals and the satisfaction of customary closing conditions. Prior to close, the Bank expects to issue up to 8 million common shares for prudent capital management purposes, subject to customary over-allotments and market conditions. This transaction is expected to have a 20-basis-point negative impact to the Bank’s Tier 1 capital ratio on closing, on a pro forma basis, as at April 30, 2011 and after the intended common share issuance.1

Acquisition of Chrysler Financial
On April 1, 2011, the Bank acquired 100% of the outstanding common shares of Chrysler Financial for cash consideration of approximately $6.3 billion. The acquisition was accounted for by the purchase method. The results of Chrysler Financial from the acquisition date to July 31, 2011 have been consolidated with the Bank’s results. The results of Chrysler Financial in the U.S. are reported in the U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are reported in the Canadian Personal and Commercial Banking segment. As at April 1, 2011, the acquisition contributed $3.1 billion of net cash and cash equivalents, $7.3 billion of loans, $2.3 billion of other assets, and $6.6 billion of liabilities. Included in loans is $1.0 billion of acquired impaired loans. The estimated fair value for loans reflects the expected credit losses at the acquisition date. The excess of the fair value of the identifiable assets acquired over that of the liabilities assumed of approximately $0.2 billion has been allocated to goodwill, which decreased from $0.4 billion estimated as at the announcement date on December 21, 2010, primarily due to an increase in net assets. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

U.S. Legislative Developments
On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which provides for widespread reform of the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act affects every financial institution in the United States and many financial institutions, including the Bank, that operate outside the United States. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision and the resolution of systemically important financial companies, consumer protection, securities, derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for a large number of regulatory rulemaking projects, as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Dodd-Frank Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are released and finalized.
The Durbin Amendment is contained in the Dodd-Frank Act and authorizes the Federal Reserve Board (FRB) to issue regulations that set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. In June 2011, the FRB issued final rules limiting debit card interchange fees with a required implementation date of October 1, 2011.
Other regulatory changes include the amendments to Regulation E, or the Electronic Funds Transfer Act, which prohibits financial institutions from charging fees to consumers for paying automated teller machine and point of sale transactions that result in an overdraft, and the Credit Card Act, which will, among other things, significantly restrict the Bank’s ability to charge interest rates and assess fees to reflect individual customer risk.
For more detail on the impact of the Durbin Amendment and Regulation E, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this document.
The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

1Estimates are subject to risks and uncertainties that may cause actual results to differ materially; and TD’s expectations are based on certain factors and assumptions. See the “Caution regarding forward-looking statements” included in the Bank’s press release dated August 15, 2011, which is available on the Bank’s website at www.td.com, as well as on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov (EDGAR filers section).

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust, TD Insurance and TD Auto Finance Canada; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment.
Effective the first quarter of 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no impact on the Bank’s Interim Consolidated Financial Statements. Prior period results were not reclassified. These changes are referred to as “segment transfers” throughout this document. Refer to the “Segment Transfers” section of this document for further details.
Effective July 4, 2011, executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking and Auto Finance, TD to the Group Head, Wealth Management, Insurance and Corporate Shared Services, TD. The Bank is currently finalizing its future reporting format and will update these results for segment reporting purposes effective the first quarter of fiscal 2012. These changes will be applied retroactively to 2011.
Results of each business segment reflect revenue, expenses, and assets generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2010 MD&A, and Note 33 to the 2010 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “How We Performed” section of this document.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $67 million, compared with $92 million in the third quarter last year, and $63 million in the prior quarter.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the recognition of an asset related to retained interests. Credit losses incurred on retained interests after securitization are recorded as a charge to non-interest income in the Bank's Interim Consolidated Financial Statements. For segment reporting, PCL related to securitized volumes is included in Canadian Personal and Commercial Banking but is reversed in the Corporate segment and reclassified as a charge to non-interest income to comply with GAAP.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 11

TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Net interest income	$1,865	$1,765	$1,819	$5,452	$5,280
Non-interest income	903	811	827	2,556	2,423
Total revenue	2,768	2,576	2,646	8,008	7,703
Provision for credit losses	204	191	236	608	807
Non-interest expenses	1,258	1,229	1,222	3,699	3,603
Net income	$954	$847	$841	$2,706	$2,322
Selected volumes and ratios
Return on invested capital	40.7%	37.5%	35.5%	39.1%	33.5%
Margin on average earning assets (including securitized assets)	2.77%	2.78%	2.92%	2.79%	2.92%
Efficiency ratio	45.4%	47.7%	46.2%	46.2%	46.8%
Number of Canadian retail stores	1,134	1,131	1,116	1,134	1,116
Average number of full-time equivalent staff	34,881	34,281	34,573	34,494	33,860

Quarterly comparison – Q3 2011 vs. Q3 2010
Canadian Personal and Commercial Banking net income for the quarter was $954 million, an increase of $113 million, or 13%, compared with the third quarter last year. The annualized return on invested capital for the quarter was 40.7%, compared with 35.5% in the third quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal banking, business banking, and insurance. Revenue for the quarter was $2,768 million, an increase of $122 million, or 5% (7% excluding segment transfers), compared with the third quarter last year primarily due to solid volume growth primarily in business deposits, business lending, real estate secured lending, indirect lending, and stronger insurance revenue. This was partially offset by a lower margin on average earning assets. Compared with the third quarter last year, real estate secured lending volume, including securitized assets, increased $14.5 billion, or 8%, indirect lending increased $2.7 billion, or 25% with the acquisition of Chrysler Financial contributing $0.7 billion, while business loans and acceptances volume increased $4.1 billion, or 13%. Personal deposit volume increased $3.5 billion, or 3%, while business deposit volume increased $6.2 billion, or 11%. Gross originated insurance premiums increased $39 million, or 4%, compared with the third quarter last year. Insurance revenue benefited from improved claims performance. Margin on average earning assets decreased 15 bps to 2.77% of which 5 bps was due to segment transfers and the remainder largely due to increased pricing competition and portfolio mix.
PCL for the quarter was $204 million, a decrease of $32 million, or 14% (7% excluding segment transfers), compared with the third quarter last year. Personal banking PCL was $196 million, a decrease of $26 million, or 12%, mainly due to an improved business environment and segment transfers. Business banking PCL was $9 million, a decrease of $5 million due to increased client recoveries. Annualized PCL as a percentage of credit volume was 0.30%, a decrease of 7 bps, compared with the third quarter last year. Net impaired loans were $567 million, a decrease of $32 million, or 6%, over the third quarter last year. Net impaired loans as a percentage of total loans were 0.21%, which was flat compared with July 31, 2010.
Non-interest expenses for the quarter were $1,258 million, an increase of $36 million, or 3% (4% excluding segment transfers), compared with the third quarter last year, largely due to higher employee compensation. The average full-time equivalent (FTE) staffing levels increased by 308, compared with the third quarter last year, reflecting continued investment in our businesses and the full quarter impact of the Chrysler Financial acquisition. The efficiency ratio for the quarter improved to 45.4%, compared with 46.2% in the third quarter last year.

Quarterly comparison - Q3 2011 vs. Q2 2011
Canadian Personal and Commercial Banking net income for the quarter increased $107 million, or 13%, compared with the prior quarter. The annualized return on invested capital for the quarter was 40.7%, compared with 37.5% in the prior quarter.
Revenue for the quarter increased $192 million, compared with the prior quarter primarily due to a greater number of calendar days in the current quarter, volume growth, and stronger insurance revenue. Margin on average earning assets decreased 1 bp to 2.77%. Compared with the prior quarter, real estate secured lending volume, including securitized assets, increased $4.2 billion, or 2%, indirect lending was up $1.2 billion, or 10% primarily due to the Chrysler Financial acquisition, business loans and acceptances increased $1 billion, or 3%, personal deposit volume increased $1.2 billion, or 1%, while business deposit volume increased $1.7 billion, or 3%. Gross originated insurance premiums increased $115 million, or 14%.
PCL for the quarter increased $13 million, or 7% with annualized PCL as a percentage of credit volumes remaining relatively stable at 0.30%. Personal Banking PCL increased $8 million, and business banking PCL increased $5 million due to fewer client recoveries in the third quarter. Net impaired loans decreased $7 million, or 1%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.21%, compared with 0.22% as at April 30, 2011.
Non-interest expenses for the quarter increased $29 million, or 2%, compared with the prior quarter, primarily due to higher employee costs associated with a greater number of calendar days. Average FTE staffing levels increased by 600, primarily driven by a greater number of calendar days, seasonal staffing requirements, and the Chrysler Financial acquisition. The efficiency ratio for the current quarter improved to 45.4%, compared with 47.7% in the prior quarter.

Year-to-date comparison - Q3 2011 vs. Q3 2010
Canadian Personal and Commercial Banking net income for the nine months ended July 31, 2011 was $2,706 million, an increase of $384 million, or 17%, compared with the same period last year (19% excluding segment transfers). On a year-to-date basis, the annualized return on invested capital was 39.1%, compared with 33.5% for the same period last year.
Revenue on a year-to-date basis was $8,008 million, an increase of $305 million, or 4%, compared with the same period last year (6% excluding segment transfers). This increase was driven primarily by solid broad-based volume growth. Real estate secured lending volume, including securitizations, increased $14.9 billion, or 8%, indirect lending volume increased $2.5 billion or 25%, while business loans and acceptances volume increased $3.3 billion, or 11%. Personal deposit volume increased $5.4 billion, or 4%, and business deposit volume increased $6.2 billion, or 11%. Insurance revenue benefited from improved claims performance. Gross originated insurance premiums increased $123 million, or 5%. The year-to-date margin on average earning assets decreased by 13 bps to 2.79%, compared with the same period last year, of which 6 bps was due to segment transfers and the remainder due largely to increased pricing competition and portfolio mix.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 12

PCL on a year-to-date basis was $608 million, a decrease of $199 million, or 25%, compared with the same period last year (19% excluding segment transfers), reflective of the improving business environment. Personal banking PCL was $590 million, a decrease of $139 million, and business banking PCL was $18 million, a decrease of $60 million. Net impaired loans decreased $32 million, or 6%.
On a year-to-date basis, non-interest expenses were $3,699 million, an increase of $96 million, or 3%, compared with the same period last year, primarily due to higher employee compensation partially offset by lower marketing and non-credit losses.
The average FTE staffing levels on a year-to-date basis increased by 634, or 2%, compared with the same period last year, reflecting continued investment in our businesses. The efficiency ratio on a year-to-date basis improved to 46.2%, compared with 46.8% for the same period last year.

Business Outlook
While we continue to benefit from our leadership position in branch hours and the ongoing investment in our network, we expect earnings growth to moderate in the coming quarters as a result of slower volume growth and continued margin pressure. Provision for credit losses is expected to remain relatively stable in the foreseeable future. We anticipate that fourth quarter expenses will show a relatively large increase compared to the third quarter as a result of seasonal factors and the timing of investment in strategic initiatives supporting future growth. Despite this anticipated increase, we expect that year-over-year operating leverage will remain positive in the fourth quarter and on a full year basis.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 13

TABLE 8: WEALTH MANAGEMENT
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Global Wealth
Net interest income	$108	$105	$93	$317	$239
Non-interest income	581	601	523	1,765	1,579
Total revenue	689	706	616	2,082	1,818
Non-interest expenses	485	496	447	1,482	1,345
Net Income
Global Wealth	147	150	117	430	329
TD Ameritrade	48	57	62	153	161
Total Wealth Management	$195	$207	$179	$583	$490
Selected volumes and ratios − Global Wealth
Assets under administration (billions of Canadian dollars)	$242	$248	$211	$242	$211
Assets under management (billions of Canadian dollars)	191	190	174	191	174
Return on invested capital (Total Wealth Management)	18.8%	20.1%	16.2%	18.4%	14.8%
Efficiency ratio	70.4%	70.3%	72.6%	71.2%	74.0%
Average number of full-time equivalent staff	7,243	7,340	7,027	7,272	7,057

Quarterly comparison - Q3 2011 vs. Q3 2010
Wealth Management net income for the quarter was $195 million, an increase of $16 million, or 9%, compared with the third quarter last year. Global Wealth net income, which excludes TD Ameritrade, was $147 million, an increase of $30 million, or 26%. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $48 million, a decrease of $14 million, or 23%, compared with the third quarter last year. The decrease was driven by a decline in earnings at TD Ameritrade, a stronger Canadian dollar, and lower direct ownership of TD Ameritrade. For its third quarter ended June 30, 2011, TD Ameritrade reported net income of US$157 million, a decrease of US$22 million, or 12%, compared with the third quarter last year. This decline was due to lower trading revenue and an increase in expenses related mainly to compensation and professional services, which was partially offset by increases in spread-based revenue. Wealth Management’s annualized return on invested capital for the quarter was 18.8%, compared with 16.2% in the third quarter last year.
Wealth Management revenue is derived from online brokerage, advice-based businesses, and asset management services. Global Wealth revenue for the quarter was $689 million, an increase of $73 million, or 12%, compared to the third quarter last year. The increase was primarily due to higher assets under administration and higher assets under management which drove fee-based revenue growth in the advice-based and asset management businesses. Net interest income also increased due to higher client margin loans and deposit balances combined with increased net interest margin.
Non-interest expenses for the quarter were $485 million, an increase of $38 million, or 9%, compared with the third quarter last year. This increase was primarily due to higher variable compensation and trailer fees driven by increased revenue from higher assets in the asset management and advice-based businesses, increased compensation costs associated with higher FTE staffing levels, and increased infrastructure investment to support business growth.
The average FTE staffing levels increased by 216, or 3%, compared with the third quarter last year, primarily due to an increase in support FTE for business and infrastructure growth and higher client-facing FTE staff. The efficiency ratio for the current quarter improved to 70.4%, compared with 72.6% in the third quarter last year.
Assets under administration of $242 billion as at July 31, 2011, increased by $31 billion, or 15%, from July 31, 2010. Assets under management of $191 billion as at July 31, 2011 increased by $17 billion, or 10%, from July 31, 2010. These increases were driven by market appreciation and net new client assets.

Quarterly comparison - Q3 2011 vs. Q2 2011
Wealth Management net income of $195 million for the quarter decreased by $12 million, or 6%, compared with the prior quarter. Global Wealth net income decreased by $3 million, or 2%. The Bank’s reported investment in TD Ameritrade reflected a decrease in net income of $9 million, or 16%, compared with the prior quarter, due to decreased earnings at TD Ameritrade and the lower direct ownership of TD Ameritrade. For its third quarter ended June 30, 2011, TD Ameritrade reported net income decreased US$14 million, or 8%, compared with the prior quarter driven by lower trading activity and commissions per trade in the current quarter, partially offset by higher spread-based asset revenue resulting from growth in client assets. Wealth Management’s annualized return on invested capital for the quarter was 18.8%, compared with 20.1% in the prior quarter.
Revenue for the quarter decreased $17 million, or 2% compared with the prior quarter, primarily due to lower trade volumes in the Canadian online brokerage business and lower trading revenue and new issues in the advice-based businesses.
Non-interest expenses decreased $11 million, or 2% compared to the prior quarter. The decrease was primarily due to lower variable costs mainly driven by decreased transactional volume.
The average FTE staffing levels decreased by 97, or 1%, compared with the prior quarter, primarily reflecting reduced business volumes. The efficiency ratio for the current quarter was 70.4%, compared with 70.3% in the prior quarter.
Assets under administration of $242 billion as at July 31, 2011 decreased $6 billion from April 30, 2011. Assets under management of $191 billion as at July 31, 2011 were relatively flat from April 30, 2011.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 14

Year-to-date comparison - Q3 2011 vs. Q3 2010
Wealth Management net income for the nine months ended July 31, 2011 was $583 million, an increase of $93 million, or 19%, compared with the same period last year. Global Wealth net income was $430 million, an increase of $101 million, or 31%, compared with the same period last year, mainly due to higher fees from client asset growth, increased net interest income from higher net interest margin, higher client deposits and margin loans, and stronger trading volumes. The Bank’s reported investment in TD Ameritrade generated $153 million of net income, a decrease of $8 million, or 5%, compared with the same period last year. The decrease was driven by a small decline in earnings at TD Ameritrade, a stronger Canadian dollar, and lower direct ownership of TD Ameritrade. For its nine months ended June 30, 2011, TD Ameritrade reported net income of US$474 million, a decrease of US$4 million compared with the same period last year. On a year-to-date basis, Wealth Management’s annualized return on invested capital was 18.4%, compared with 14.8% in the same period last year.
Revenue on a year-to-date basis was $2,082 million, an increase of $264 million, or 15%, compared with the same period last year. The increase was primarily due to increased fee-based revenue from higher average client assets in the asset management and advice-based businesses, higher net interest income from increased interest margins in the Canadian businesses, higher client deposits and margin loans, and increased trading volumes. This increase was partially offset by declining commissions per trade in the Canadian online brokerage business.
On a year-to-date basis, non-interest expenses were $1,482 million, an increase of $137 million, or 10%, compared with the same period last year. This increase was the result of higher variable costs driven by increased revenue from higher asset values in the advice-based and asset management businesses, higher infrastructure investment to support business growth, increased compensation costs associated with higher FTE staffing levels, and non-recurring project expenses.
The average FTE staffing levels on a year-to-date basis increased by 215, or 3%, compared with the same period last year, primarily due to growth in support FTE for business and infrastructure business growth, and higher client-facing FTE staff. The efficiency ratio on a year-to-date basis improved to 71.2%, compared with 74.0% in the same period last year.

Business Outlook
Sovereign debt issues and slow economic recovery in the U.S. are impacting the financial markets around the globe, shaking investor confidence. Despite the current significant uncertainty, we remain confident that full-year 2011 earnings will be strong.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 15

TABLE 9: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)	For the three months ended
	Canadian dollars			U.S. dollars
	July 31	Apr. 30	July 31	July 31	Apr. 30	July 31
	2011	2011	2010	2011	2011	2010
Net interest income	$1,062	$1,048	$909	$1,099	$1,077	$874
Non-interest income	410	322	314	424	335	302
Total revenue	1,472	1,370	1,223	1,523	1,412	1,176
Provision for credit losses - loans	165	168	132	171	173	127
Provision for credit losses - debt securities
classified as loans	3	3	(1)	3	3	(1)
Provision for credit losses - total	168	171	131	174	176	126
Non-interest expenses - reported	887	820	724	918	843	696
Non-interest expenses - adjusted	841	794	716	870	816	688
Net income - reported	317	303	282	328	315	271
Adjustments for items of note:1
Integration and restructuring charges
relating to U.S. Personal and Commercial
Banking acquisitions	28	16	5	29	16	5
Net income - adjusted	$345	$319	$287	$357	$331	$276
Selected volumes and ratios
Return on invested capital	8.0%	7.4%	6.4%	8.0%	7.4%	6.4%
Margin on average earning assets (TEB)2	3.58%	3.68%	3.47%	3.58%	3.68%	3.47%
Efficiency ratio - reported	60.3%	59.9%	59.2%	60.3%	59.9%	59.2%
Efficiency ratio - adjusted	57.1%	58.0%	58.5%	57.1%	58.0%	58.5%
Number of U.S. retail stores	1,283	1,285	1,100	1,283	1,285	1,100
Average number of full-time equivalent staff	25,033	23,447	20,181	25,033	23,447	20,181

	For the nine months ended
		Canadian dollars		U.S. dollars
	July 31	July 31	July 31	July 31
	2011	2010	2011	2010
Net interest income	$3,187	$2,617	$3,249	$2,518
Non-interest income	1,046	923	1,073	890
Total revenue	4,233	3,540	4,322	3,408
Provision for credit losses - loans	469	483	480	463
Provision for credit losses - debt securities
classified as loans	72	17	72	16
Provision for credit losses - total	541	500	552	479
Non-interest expenses - reported	2,516	2,147	2,566	2,064
Non-interest expenses - adjusted	2,423	2,067	2,470	1,988
Net income - reported	940	708	962	684
Adjustments for items of note:1
Integration and restructuring charges
relating to U.S. Personal and Commercial
Banking acquisitions	57	51	58	49
Net income - adjusted	$997	$759	$1,020	$733
Selected volumes and ratios
Return on invested capital	7.6%	5.7%	7.6%	5.7%
Margin on average earning assets (TEB)2	3.67%	3.49%	3.67%	3.49%
Efficiency ratio - reported	59.4%	60.6%	59.4%	60.6%
Efficiency ratio - adjusted	57.2%	58.4%	57.2%	58.4%
Number of U.S. retail stores	1,283	1,100	1,283	1,100
Average number of full-time equivalent staff	23,791	19,564	23,791	19,564
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Average deposits and margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison - Q3 2011 vs. Q3 2010
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $317 million on a reported basis, an increase of $35 million, or 12%, and $345 million on an adjusted basis, an increase of $58 million, or 20%, compared with the third quarter last year. In U.S. dollar terms, net income for the quarter was US$328 million on a reported basis, an increase of US$57 million, or 21%, and US$357 million on an adjusted basis, an increase of US$81 million, or 29%, compared with the third quarter last year. The increase was primarily due to strong organic volume growth, improving asset quality and acquisitions, partially offset by Regulation E.
In U.S. dollar terms, revenue for the quarter was US$1,523 million, an increase of US$347 million, or 30%, compared with the third quarter last year. The increase was primarily due to strong loan and deposit growth, with an increase of 34% in average loans and an increase of 17% in average deposits including acquisitions, partially offset by lower overdraft fees under Regulation E. Excluding acquisitions, organic growth was strong. Average loans increased by 12% and average deposits increased by 10%. Margin on average earning assets increased by 11 bps to 3.58%, compared with the third quarter last year, as lower deposit margins were more than offset by the impact of acquisitions.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 16

Total PCL for the quarter was US$174 million, an increase of US$48 million, or 38% due to provisions related to Chrysler Financial loans and the impact of segment transfers. Remaining PCL was flat on a year-over-year basis which reflected lower PCL in the underlying business offset by additional provisions related to loans acquired from South Financial and the FDIC-assisted acquisitions. The credit performance of acquired loans is stable and in line with expectations. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.9%, flat compared with the third quarter last year. Net impaired loans, excluding acquired loans and debt securities classified as loans, as a percentage of total loans were 1.9%, flat compared with July 31, 2010. Net impaired acquired loans and debt securities classified as loans were US$240 million and US$1,471 million respectively, as at July 31, 2011, an increase of US$200 million and US$505 million respectively compared to July 31, 2010.
Reported non-interest expenses for the quarter were US$918 million, an increase of US$222 million, or 32%, compared with the third quarter last year. On an adjusted basis, non-interest expenses were US$870 million, an increase of US$182 million, or 26%, compared with the third quarter last year. The increase was primarily due to acquisitions, investments in the core franchise including new store expenses, and segment transfers.
The average FTE staffing levels increased by 4,852, or 24%, compared with the third quarter last year. This increase resulted from acquisitions, segment transfers, and 37 new store openings since the third quarter last year. The reported efficiency ratio for the quarter was 60.3%, compared with 59.2% in the third quarter last year, primarily due to higher integration costs. The adjusted efficiency ratio for the quarter was 57.1%, compared with 58.5%, an improvement over the third quarter last year.

Quarterly comparison - Q3 2011 vs. Q2 2011
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter increased $14 million, or 5%, on a reported basis, and $26 million, or 8%, on an adjusted basis, compared with the prior quarter. In U.S. dollar terms, net income increased US$13 million, or 4%, on a reported basis, and US$26 million, or 8% on an adjusted basis. The increases were primarily due to the Chrysler Financial acquisition. The annualized return on invested capital for the quarter was 8%, an increase of 55 bps, compared with the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$111 million, or 8%, compared with the prior quarter. Margin on average earning assets decreased 11 bps to 3.58% compared with the prior quarter, primarily due to tighter deposit spreads and acquisition accounting. Average loans increased US$5 billion, or 8%, compared with the prior quarter. Excluding the Chrysler Financial acquisition, average loans increased US$1 billion, or 2%, with an increase of 3% in average personal loans and an increase of 2% in average business loans. Average deposits increased US$3 billion, or 2%, compared with the prior quarter, including a US$2 billion increase in average deposits of TD Ameritrade. Average deposit volume, excluding the impact of the TD Ameritrade IDAs, increased US$1 billion, with 4% growth in business deposit volume (excluding government), and 2% growth in personal deposit volume.
    Total PCL for the quarter decreased US$2 million compared with the prior quarter. The current quarter included the first full quarter of provisions related to Chrysler Financial loans which was offset by lower PCL in the underlying business (excluding acquired loans from South Financial and the FDIC-assisted acquisitions). Net impaired loans, excluding acquired loans and debt securities classified as loans, as a percentage of total loans were 1.9%, a decrease of 1 bp compared with April 30, 2011. The net impaired acquired loans as at July 31, 2011 were US$240 million, an increase of US$134 million, compared with the prior quarter. Net impaired debt securities classified as loans were US$1,471 million, a decrease of US$47 million, or 3%, compared with the prior quarter. In the current quarter, no new securities classified as loans were determined to be impaired; in addition, credit performance of these securities as a whole remains stable.
Reported non-interest expenses for the quarter increased US$75 million, or 9%, compared with the prior quarter. On an adjusted basis, non-interest expenses increased US$54 million, or 7%, compared with the prior quarter. The increase was primarily due to the Chrysler Financial acquisition, new stores, and more calendar days in the current quarter.
The average FTE staffing levels increased by 1,586, or 7%, compared with the prior quarter, primarily driven by the Chrysler Financial acquisition and organic growth. The efficiency ratio for the quarter was 60.3%, compared with 59.9% in the prior quarter. The adjusted efficiency ratio for the quarter was 57.1%, compared with 58.0% in the prior quarter, as a result of the Chrysler Financial acquisition.

Year-to-date comparison - Q3 2011 vs. Q3 2010
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the nine months ended July 31, 2011 was $940 million, an increase of $232 million, or 33%, compared with the same period last year. Adjusted net income for the nine months ended July 31, 2011 was $997 million, an increase of $238 million, or 31%. In U.S. dollar terms, net income increased US$278 million, or 41%, on a reported basis, and US$287 million, or 39% on an adjusted basis. On a year-to-date basis, the annualized return on invested capital was 7.6%, compared with 5.7% for the same period last year.
 In U.S. dollar terms, revenue on a year-to-date basis was US$4,322 million, an increase of US$914 million, or 27%, compared with the same period last year, due to both acquisitions and organic growth, partially offset by Regulation E. The margin on average earning assets on a year-to-date basis increased by 18 bps to 3.67%, compared with the same period last year, driven by higher loan spreads, including a change in the timing of expected cash flows on acquired loans and segment transfers, partially offset by deposit spread compression.
Total PCL on a year-to-date basis was US$552 million, an increase of US$73 million or 15% compared with the same period last year. Accounting for acquired loans, including debt securities classified as loans, resulted in an increase in PCL and an increase in net interest income for the period. Excluding these impacts on PCL and segment transfers, PCL on the remaining loans decreased from last year despite strong loan growth due to improved asset quality in the portfolio of loans.
On a year-to-date basis, non-interest expenses were US$2,566 million, an increase of US$502 million, or 24%, on a reported basis, and US$2,470 million, an increase of US$482 million, or 24%, on an adjusted basis, compared with the same period last year, due to acquisitions, segment transfers, new store expenses, and investments in the core franchise.
The average FTE staffing levels on a year-to-date basis increased by 4,227, or 22%, compared with the same period last year. This increase was due to acquisitions, segment transfers, and 37 new store openings since the third quarter last year. The reported efficiency ratio on a year-to-date basis improved to 59.4%, compared with 60.6% in the same period last year. The adjusted efficiency ratio improved to 57.2%, compared with 58.4% for the same period last year.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 17

Business Outlook
Loan growth was within expectations for the quarter and strong volume growth is expected to continue through fiscal 2011 driven by residential mortgage refinance activity and commercial lending. Organic deposit growth momentum is expected to continue due to maturing stores. Continued improvement in PCL on the originated book is expected through 2011 due to the improved overall asset quality of the portfolio. Expense growth will be managed closely, while investing in resources and infrastructure to support growth.
As a result of the Durbin Amendment, revenue at U.S. Personal and Commercial Banking is expected to decline by approximately US$50-60 million pre-tax per quarter, excluding mitigation strategies. One third of that impact is expected in the fourth quarter of fiscal 2011 and the first full quarter impact is expected in the first quarter of fiscal 2012. We are formulating plans to recover this lost revenue over the next 2 years, but not specifically in the debit product.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 18

TABLE 10: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Net interest income (TEB)	$419	$384	$430	$1,178	$1,399
Non-interest income	39	201	146	592	798
Total revenue	458	585	576	1,770	2,197
Provision for credit losses	6	7	(16)	19	2
Non-interest expenses	333	357	323	1,081	1,071
Net income	108	180	179	525	771
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	32	31	32	32	32
Return on invested capital	12.8%	22.7%	22.7%	21.5%	32.5%
Efficiency ratio - reported	72.7%	61.0%	56.1%	61.1%	48.7%
Average number of full-time equivalent staff	3,612	3,438	3,291	3,480	3,165

Quarterly comparison - Q3 2011 vs. Q3 2010
Wholesale Banking net income for the quarter was $108 million, a decrease of $71 million, or 40%, compared with the third quarter last year. The decrease reflects lower revenue in fixed income and currency trading, partially offset by improved investment banking fees and security gains. The annualized return on invested capital for the quarter was 12.8%, compared with 22.7% in the third quarter last year.
Wholesale Banking revenue is derived primarily from capital markets and corporate lending. The capital markets businesses generate revenue from providing advisory and underwriting services as well as trading, facilitation, and trade execution services. Revenue for the quarter was $458 million, a decrease of $118 million, or 20%, compared with the third quarter last year. The decline primarily arose in trading-related revenue within fixed income and currency trading businesses. Non-trading revenue, which primarily includes M&A advisory, equity and debt underwriting services, investment gains and corporate lending revenue, increased over the prior year. Fixed income and foreign exchange trading were impacted by weak economic data in the U.S. and concerns in Europe over the possibility of sovereign debt defaults. The combination of these issues resulted in reduced market volumes as participants reduced their risk and increased cash holdings. Credit spreads widened over concerns of the interdependencies between sovereign debt and banks particularly in Europe and the widening credit spreads led to reduced asset values. In the late stages of the quarter, uncertainty in the U.S. related to the extension of the government debt ceiling and failure to resolve the European debt crisis contributed to significant volatility in short-term interest rates which negatively impacted our fixed income and currency trading books.
PCL is composed of accrual costs for credit protection and specific provisions for credit losses net of any recoveries of previously recorded provisions. PCL in the current quarter was $6 million and was limited to credit protection costs. In the third quarter last year, PCL was a net recovery of $16 million as credit protection costs were more than offset by recoveries. Net impaired loans were $32 million, a decrease of $31 million, or 49%, over the third quarter last year.
Non-interest expenses for the quarter were $333 million, an increase of $10 million, or 3% compared with the third quarter last year. The increase was primarily due to costs related to risk and control infrastructure, offset by a decline in variable compensation.

Quarterly comparison - Q3 2011 vs. Q2 2011
Wholesale Banking net income for the quarter decreased by $72 million, or 40%, compared with the prior quarter. The decrease in net income was primarily due to lower fixed income, credit and currency trading, partially offset by gains on sales of investments and improved investment banking fees. The annualized return on invested capital for the quarter was 12.8%, compared with 22.7% in the prior quarter.
Revenue decreased $127 million, or 22%, compared with the prior quarter, primarily due to lower fixed income trading. Net interest income increased relative to the prior quarter and non trading revenue increased due to security gains and improved investment banking fees from M&A and credit origination. International and U.S. fixed income trading were adversely affected by continuing European sovereign debt concerns and uncertainty over the U.S debt ceiling. This resulted in lower client activity and wider credit spreads which decreased asset values. Currency trading revenue declined from strong levels in the prior quarter due to reduced trading opportunities. Also contributing to the decrease in fixed income and currency trading were losses from credit valuation adjustments, compared to gains in the prior quarter.
PCL was in line with the prior quarter. Net impaired loans decreased marginally from the prior quarter.
Non-interest expenses for the quarter decreased $24 million, or 7%, compared with the prior quarter, primarily due to lower variable compensation commensurate with reduced revenue.

Year-to-date comparison - Q3 2011 vs. Q3 2010
Wholesale Banking net income for the nine months ended July 31, 2011 was $525 million, a decrease of $246 million, or 32%, compared with the same period last year. On a year-to-date basis, the annualized return on invested capital was 21.5%, which is more indicative of a normalized return as compared with 32.5% for the same period last year. The decrease is primarily related to difficult market conditions in the current year resulting in lower trading in fixed income, currencies and equities, as compared to the very favourable market conditions in the prior period. Partially offsetting these decreases were realized gains in the investment portfolio.
Revenue on a year-to-date basis was $1,770 million, a decrease of $427 million, or 19%, compared with the prior year, primarily due to the impact of the pronounced shift in market conditions on trading revenue. Non trading revenue increased year-to-date due to increased security gains and higher M&A and underwriting fees. In our trading businesses, conditions in the current year have been impacted by macroeconomic uncertainties in the U.S. and Europe, and increased competitive pressures on key franchise businesses resulting in reduced flows and tighter margins. Market conditions in the prior year were characterized by tightening credit spreads, wider bid-offer spreads, and elevated client activity which resulted in very favourable trading conditions and strong broad-based performance. This adverse shift in market conditions had the most impact on fixed income, credit and currency trading businesses. Also impacting trading-related revenue were declines due to segment transfers, and lower client transactions in the equity derivatives business.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 19

   PCL on a year-to-date basis was $19 million, an increase of $17 million compared with the same period last year. PCL in the current period is mainly composed of the accrual cost of CDS protection. In the year to date last year, minor specific provisions and accrual costs were mostly offset by recoveries.
On a year-to-date basis, non-interest expenses were $1,081 million, marginally higher than the same period last year, primarily due to higher operating costs from investment in risk and control infrastructure offset by lower variable compensation.

Business Outlook
Year-to-date earnings for 2011 have decreased from the prior year and we continue to expect that the full year results will also be lower. Market conditions, at least in the short run, are expected to remain a headwind as the world’s largest economic regions continue to grapple with government debt levels and slow growth. Investor confidence is expected to remain low until uncertainty around these issues is reduced. There is a lack of clarity around the direction of markets and no clear indication that we will return to a more positive environment for a number of quarters. Trading revenue is particularly difficult to predict in the current environment. As a result, it could be difficult to meet the estimated range that we previously established for Wholesale Banking results. However, when global economies do recover, we anticipate that our solid advisory and origination revenue will be supplemented by stronger trading results, improving Wholesale Banking performance overall.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 20

TABLE 11: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
	2011	2011	2010	2011	2010
Net loss - reported	$(124)	$(205)	$(304)	$(431)	$(641)
Adjustments for items of note, net of income taxes1
Amortization of intangibles2	102	108	117	322	352
Decrease (increase) in fair value of derivatives hedging the reclassified
available-for-sale securities portfolio	(3)	(6)	14	(90)	(13)
Decrease (increase) in fair value of credit default swaps hedging the
corporate loan book, net of provision for credit losses	(5)	(2)	(9)	(4)	-
Recovery of income taxes due to changes in statutory income tax rates	-	-	-	-	(11)
General allowance increase (release) in Canadian Personal
and Commercial Banking and Wholesale Banking	-	-	-	-	(44)
Release of insurance claims	-	-	-	-	(17)
Integration charges relating to the Chrysler Financial acquisition	6	3	-	9	-
Total adjustments for items of note	100	103	122	237	267
Net loss - adjusted	$(24)	$(102)	$(182)	$(194)	$(374)

Decomposition of items included in net loss - adjusted
Net securitization	$(14)	$(23)	$(17)	$(58)	$(20)
Net corporate expenses	(86)	(119)	(80)	(318)	(240)
Other	76	40	(85)	182	(114)
Net loss - adjusted	$(24)	$(102)	$(182)	$(194)	$(374)
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Effective first quarter 2011, amortization of software is included in amortization of intangibles. For the purpose of the items of note only, software amortization is excluded from the amortization of intangibles.

Quarterly comparison - Q3 2011 vs. Q3 2010
Corporate segment’s reported net loss for the quarter was $124 million, compared with a reported net loss of $304 million in the third quarter last year. Adjusted net loss for the quarter was $24 million, compared with an adjusted net loss of $182 million. Compared with the same quarter last year, the lower adjusted net loss was primarily due to the change in allocation methodology implemented in the current fiscal year, more favourable results from hedging and other treasury-related activities, an unfavourable tax item reported in the prior year, and higher earnings on unallocated capital.

Quarterly comparison - Q3 2011 vs. Q2 2011
Corporate segment’s reported net loss for the quarter was $124 million, compared with a reported net loss of $205 million in the prior quarter. Adjusted net loss for the quarter was $24 million, compared with an adjusted net loss of $102 million in the prior quarter. The lower adjusted net loss was mainly due to a decrease in net corporate expenses and the timing of treasury-related revenue.

Year-to-date comparison - Q3 2011 vs. Q3 2010
Corporate segment’s reported net loss for the nine months ended July 31, 2011 was $431 million, compared with a reported net loss of $641 million in the same period last year. Adjusted net loss for the nine months ended July 31, 2011 was $194 million, compared with an adjusted net loss of $374 million. The lower adjusted net loss was primarily attributable to the change in allocation methodology implemented in the current fiscal year, higher earnings on unallocated capital, and the timing of treasury-related revenue, partially offset by higher net corporate expenses.

Outlook
Corporate segment results are inherently difficult to predict by their nature and can contain volatility. The current quarter net loss was lower than previously anticipated, primarily due to lower net corporate expenses, more favourable results from hedging and other treasury-related activities, and tax items. Changes in the Bank’s charge-out and inter-segment transfer pricing methodologies implemented earlier in the current fiscal year are expected to continue to reduce losses and our estimated range for the remainder of fiscal 2011 is expected to be a net loss of $80 million to $120 million, on an adjusted basis. The annual adjusted net loss is expected to be lower than in fiscal 2010, primarily due to the segment transfers, favourable hedging and other treasury-related activities, and tax items.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 21

Segment Transfers
Effective the first quarter of fiscal 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no net impact on the Bank’s Interim Consolidated Financial Statements. Prior period results were not reclassified. The following table summarizes the segment transfers for the three and nine months ended July 31, 2011.

TABLE 12: IMPACTS OF SEGMENT TRANSFERS
(millions of Canadian dollars)					For the three months ended
					July 31, 2011
	Canadian Personal		U.S. Personal and
	and Commercial	Wealth	Commercial	Wholesale
	Banking	Management	Banking	Banking	Corporate	Total
Increase/(decrease) to revenue	$(55)	$-	$38	$(18)	$35	$-
Increase/(decrease) to expenses	(8)	2	16	3	(13)	-
Increase/(decrease) to PCL	(16)	-	16	-	-	-
Increase/(decrease) to net income	(22)	(1)	3	(15)	35	-

					For the nine months ended
					July 31, 2011
Increase/(decrease) to revenue	$(168)	$-	$108	$(54)	$114	$-
Increase/(decrease) to expenses	(26)	6	50	8	(38)	-
Increase/(decrease) to PCL	(45)	-	45	-	-	-
Increase/(decrease) to net income	(68)	(4)	7	(44)	109	-

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 22

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or
www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S: 201-680-6610
www.bnymellon.com/shareowner/equityaccess

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Access to Quarterly Results Materials
Interested investors, the media and others may view this third quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD website at http://www.td.com/investor/qr_2011.jsp.

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on September 1, 2011. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the third quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at http://www.td.com/investor/qr_2011.jsp on September 1, 2011, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-644-3416 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/qr_2011.jsp. Replay of the teleconference will be available from 6 p.m. ET on September 1, 2011, until October 3, 2011, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4463451, followed by the pound key.

TD BANK GROUP • THIRD QUARTER 2011 EARNINGS NEWS RELEASE	Page 23

Annual Meeting
Thursday, March 29, 2012
Toronto, Ontario (simulcast in New York, New York)

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 20 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust, TD Insurance, and TD Auto Finance Canada; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 7 million online customers. TD had CDN$665 billion in assets on July 31, 2011. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:
Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030;
Wojtek Dabrowski, Manager, Media Relations, 416-307-8149